UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 000-23189

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ROBINSON COMPANIES RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.H. ROBINSON WORLDWIDE, INC.
14701 Charlson Road
Eden Prairie, MN 55347

ROBINSON COMPANIES RETIREMENT PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Advisory Committee of:
Robinson Companies Retirement Plan
Eden Prairie, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Robinson Companies Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Minneapolis, Minnesota
June 29, 2015

ROBINSON COMPANIES RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Participant-directed investments — at fair value	$698,136,021	$643,980,582
Notes receivable from participants	16,628,448	15,355,922
Contributions receivable — employer	9,170,234	—
Noninterest bearing cash	54,012	—
Operating payable	—	(209,688)
Net assets reflecting all investments at fair value	723,988,715	659,126,816

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Note 2)	(348,570)	(282,043)
NET ASSETS AVAILABLE FOR BENEFITS	$723,640,145	$658,844,773

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
ADDITIONS — Additions to net assets attributed to:
Contributions:
Employer	$29,753,589	$20,192,419
Participant	30,833,895	29,523,995
Rollover	3,260,376	1,471,263
Net unrealized and realized appreciation in fair value of investments (Note 4)	40,602,416	99,672,148
Interest and dividend income	10,887,008	5,125,805
Total additions	115,337,284	155,985,630
DEDUCTIONS — Deductions to net assets attributed to:
Benefits paid to participants	49,496,734	37,910,772
Administrative expenses	1,045,178	889,610
Total deductions	50,541,912	38,800,382
NET INCREASE	64,795,372	117,185,248
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	658,844,773	541,659,525
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$723,640,145	$658,844,773
See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF THE PLAN
General - C.H. Robinson Worldwide, Inc. (the “Company” or CHRW), established the Robinson Companies Retirement Plan (the “Plan”), a defined contribution plan, to provide retirement income and other benefits to eligible employees of the Company and certain affiliates under a single profit-sharing plan with multiple, affiliated, and sponsoring employers. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Operation of the Plan - The Plan is administered by officers/employees of the Company (the “Advisory Committee”). The Advisory Committee meets on a quarterly basis with an independent investment advisor to review and monitor the investments within the Plan. Wells Fargo Institutional Retirement and Trust (“Wells Fargo”) is the trustee and recordkeeper of the Plan. The trustee is responsible for holding the assets of the Plan, executing investment transactions, and making distributions to participants. Administrative fees of the Plan, including trustee and investment advisory fees, are paid by the Plan.
Contributions - Participants may contribute up to 50% of their pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations, which were $17,500 for 2014 and 2013.
The Company makes both a discretionary profit-sharing contribution and an employer-matching contribution. Under the terms of the Plan, the annual contribution amount cannot exceed the maximum amount allowable as a deduction in computing the Company’s consolidated taxable income.
The formula for the matching contribution is 100% of the first 4% of recognized compensation of total eligible participants in 2014 and 2013. The Company made matching contributions to the Plan of $20.6 million in 2014 and $20.2 million in 2013.
The profit-sharing amount was equal to 2% and 0% of total recognized compensation of eligible participants for 2014 and 2013, respectively. The Company added $9.2 million and $0.0 to the Plan as part of profit-sharing in 2014 and 2013, respectively.
Participation and Vesting - Each employee who has completed 1,000 hours of service within the Plan year and has been employed by the Company or one of its participating affiliates for 12 months is eligible to be a participant of the discretionary profit-sharing portion of the Plan on the first day of the following January or July. Each employee who has completed 30 consecutive days of service with the Company or one of its participating affiliates is eligible to be a participant of the retirement savings and matching portions of the Plan.
The Plan has an enrollment feature, which allows the employee to set the deferral rate each pay period. Beginning January 1, 2007, the Company adopted automatic enrollment for new employees at a deferral rate of 4% as of the date they are eligible to participate in the retirement savings portion of the Plan. Employees are eligible to change the deferral rate at any time. The employer-matching contribution is made by the Company. Participants are 100% vested in their contributions as well as employer-matching contributions at all times. Employer profit-sharing contributions vest over a five-year vesting schedule, as detailed below:

When the Participant has Completed the Following Years of Vesting Service	The Vested Portion of the Participant’s Employer Profit- Sharing Account Will be
Less than 1 year	—%
More than one, but less than two years	20
More than two, but less than three years	40
More than three, but less than four years	60
More than four, but less than five years	80
Five years or more	100
A participant’s account is also fully vested and nonforfeitable when the participant attains age 60, is permanently disabled, or dies during employment, if the Plan is terminated, or if there is a complete discontinuance of contributions by the Company under the Plan. Amounts forfeited by former participants are used to restore rehired participant balances, to reduce employer-matching contributions, to reduce employer discretionary contributions, to reduce the Plan expenses, or to correct errors, omissions, and exclusions.
Gains or losses in the value of the assets and investment income of the Plan during the year are allocated to each participant based on the value of each participant’s account.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and related matching and nonelective contributions and Plan earnings. Participant accounts are also charged with withdrawals and an allocation of plan losses and administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeited Accounts - As of December 31, 2014 and 2013, forfeited nonvested accounts totaled $206,579 and$188,099, respectively. These accounts will primarily be used to reduce future employer contributions, pay Plan administrative expenses, or allocate to remaining participants. During the years ended December 31, 2014 and 2013, employer contributions were reduced by $96,304 and $185,419, respectively, from forfeited nonvested accounts.
Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate as published by The Wall Street Journal for the last business day of the calendar month preceding the calendar month in which the loan is granted. Interest rates range from 3.25% to 8.25% for loans outstanding at December 31, 2014 and 2013 and loan maturities range from 2015 to 2024. Loan principal and interest is repaid ratably through payroll deductions. Participant loans are valued at the unpaid principal balance plus accrued but unpaid interest. Participant loans outstanding amounted to $16,628,448 at December 31, 2014, and $15,355,922 at December 31, 2013, and are presented in the Statements of Net Assets Available for Plan Benefits as Notes receivable from participants.
Payment of Benefits - On termination of employment, retirement, reaching age 59 1/2, death, or disability, a participant, or in the case of death, the participant’s beneficiary, will receive upon request the vested portion of the amounts credited to the participant’s account in a lump-sum payment. Benefit payments are recorded upon distribution.
Investments - Each participant elects the amount of his or her account balance to be invested in the respective available investment funds. Participants are able to direct their investments into 15 different investment funds, the Company’s stock, or into self-directed investment options (limited to investments in funds).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan provides for investment in a variety of investment funds including self-directed investment funds and the Company’s stock. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.
In accordance with GAAP, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value.
The RiverSource Trust Income Fund II (“Fund”) invests in the RiverSource Income Fund I that is a stable value fund. The Fund accounts for its investment contracts in accordance with FASB ASC Topic 946, Financial Services - Investment Companies (“ASC Topic 946”). ASC Topic 946 requires that certain investment companies report all investment contracts at fair value. However, ASC Topic 946 allows for fully benefit responsive contracts, as defined, to be adjusted from fair value to contract value and such adjustments are to be included in the calculation of an investment company’s net asset value. The Plans investment contracts are fully benefit responsive and accordingly, such investment contracts have been adjusted to contract value in the accompanying financial statements.
As of December 31, 2014, the contract value of the Fund is $43,450,815. The Fund does not have any significant restrictions on redemptions and allows participants to immediately redeem all or a portion of their investment at full contract value. Most of the guaranteed investment contracts (GIC) contained in the Fund provide a fixed interest rate over the term to maturity, and therefore do not experience fluctuating crediting rates. There are no unfunded commitments within the Fund.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the IRC limits. As of December 31, 2014 and 2013, there were no excess contributions payable.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

New Accounting Standards - In May 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. ASU 2015-07 will be effective for the Plan beginning in the first quarter of 2016, with early adoption permitted, and will be applied retrospectively. The Plan is currently evaluating the standard and does not believe it will have a material impact on the Plan's financial statements

3.	FAIR VALUE MEASUREMENTS
ASC 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.
In accordance with ASC 820, as of December 31, 2014 and 2013, the tables below include the major categorization for the Plan’s investments securities on the basis of the nature and risk of the investments:

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2014 Total
Common stock — CHRW common stock	$63,284,666	$—	$—	$63,284,666
Mutual funds:
Domestic stock fund	182,429,301	—	—	182,429,301
International stock fund	72,255,777	—	—	72,255,777
Self-directed accounts	35,748,862	—	—	35,748,862
All asset fund	13,070,138	—	—	13,070,138
Life cycle funds	145,323,696	—	—	145,323,696
Total mutual funds	448,827,774	—	—	448,827,774
Common collective trusts:
Balanced funds	—	43,799,385	—	43,799,385
Stable value fund	—	34,918,059	—	34,918,059
Domestic equity index fund	—	107,306,137	—	107,306,137
Total	$512,112,440	$186,023,581	$—	$698,136,021

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2013 Total
Common stock — CHRW common stock	$55,706,977	$—	$—	$55,706,977
Mutual funds:
Domestic stock fund	174,193,850	—	—	174,193,850
International stock fund	76,408,448	—	—	76,408,448
Self-directed accounts	31,638,117	—	—	31,638,117
All asset fund	13,698,513	—	—	13,698,513
Life cycle funds	124,339,690	—	—	124,339,690
Total mutual funds	420,278,618	—	—	420,278,618
Common collective trusts:
Balanced funds	—	47,066,418	—	47,066,418
Stable value fund	—	30,904,528	—	30,904,528
Domestic equity index fund	—	90,024,041	—	90,024,041
Total	$475,985,595	$167,994,987	$—	$643,980,582

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.
For the years ended December 31, 2014 and 2013, there were no transfers between levels.
Asset Valuation Techniques - Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
CHRW Common Stock - The Company's common stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year.
Mutual funds - Shares of registered investment companies, consisting of mutual funds, are valued at quoted market prices that represent the net asset value of shares held at Plan year-end. Self-directed accounts primarily consist of domestic and international mutual funds.
Common collective trust funds - Investments in common collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust funds underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2014.

4.	INVESTMENTS
The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2014 and 2013, are as follows:

	2014	2013
Wells Fargo Equity Index Trust Fund G *	$107,306,137	$90,024,041
MFS Institutional International Equity Fund	68,232,452	73,432,462
John Hancock Mid-Cap Fund	78,658,227	69,396,049
Common Stock - CHRW common stock *	63,284,666	55,706,977
American Beacon Small Cap Value Fund	52,047,024	50,942,548
Black Rock LifePath 2040 Portfolio Instl	54,646,616	49,802,731
RiverSource Trust Income Fund II	43,799,385	46,784,375
BlackRock Life Path 2050 Portfolio Instl	50,359,725	39,683,912

* Known party-in-interest
During the years ended December 31, 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013
Common collective trusts:
Columbia Trust Balanced Fund II	$3,411,054	$5,599,139
Wells Fargo Equity Index Trust Fund G *	12,555,492	21,668,926
Registered investment companies:
MFS Institutional International Equity Fund	(4,436,903)	10,595,419
Tweedy Browne Global Fund	(152,911)	332,820
Times Square Mid Cap Growth	445,354	7,433,489
Blackrock Small Cap Growth Fund	(929,461)	6,746,567
John Hancock Mid-Cap Fund	8,885,239	19,377,752
American Beacon Small Cap Value Fund	2,054,498	14,463,588
PIMCO All Asset	(540,513)	(551,409)
BlackRock LifePath 2020 Portfolio Instl	341,816	678,975
BlackRock LifePath 2030 Portfolio Instl	751,688	1,962,119
BlackRock LifePath 2040 Portfolio Instl	1,960,642	6,246,027
BlackRock LifePath 2050 Portfolio Instl	1,798,591	5,170,875
Black Rock LifePath Ret Portfolio Instl	163,074	228,588
Self-directed account	(525,145)	3,118,474
Common stock — CHRW common stock*	14,819,901	(3,399,201)
Net appreciation in fair value of investments	$40,602,416	$99,672,148
* Known party-in-interest.
Net appreciation in the fair value of investments includes interest income from the stable value fund.

5.	STABLE VALUE FUND
The RiverSource Trust Income Fund II (“The Fund”) invests in the RiverSource Income Fund I that is a stable value fund that may invest in traditional insurance investment contracts, U.S. government and agency securities, asset-backed securities, and collective investment funds. The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund’s constant Net Asset Value of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by Wells Fargo. Wells Fargo was the trustee during the period as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.
The Plan also holds 827,116 shares and 938,125 shares in the Company’s common stock as of December 31, 2014 and 2013, respectively. In addition, the Plan recorded $1,219,869 and $1,373,905 in dividend income from the investment in the Company’s common stock as of December 31, 2014 and 2013, respectively.

7.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at anytime, subject to the Plan’s provisions and ERISA regulations. In the event that the Plan is terminated, each participant shall become fully vested and shall be entitled to a benefit equal to the value of his or her account.

8.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 30, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9.	RECONCLIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and the increase in net assets available for benefits per the financial statements to net assets and net income per the Form 5500 as of December 31, 2014 and for the year ended December 31, 2014, as applicable:

2014

Net assets available for benefit plans per the financial statements	$723,640,145
Deemed distributions of participant loans	(15,201)
Net assets available for benefits per the Form 5500	$723,624,944

Increase in net assets per the financial statements	$64,795,372
Deemed distribution activity	(15,201)
Net Income per Form 5500	$64,780,171

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

ROBINSON COMPANIES RETIREMENT PLAN
Employer ID No: 41-0680048
Plan Number: 001
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

Current
Description	Value
Common collective trusts:
RiverSource Trust Income Fund II (1) (2)	$43,799,385
RiverSource Trust Income Fund II adjustment to contract value	(348,570)
Columbia Trust Balanced Fund II	34,918,059
Wells Fargo Equity Index Trust Fund G (1)	107,306,137
Registered investment companies:
American Beacon Small Cap Value Fund	52,047,024
BlackRock Small Cap Growth Fund	23,348,862
Times Square Mid Cap Growth Fund	28,375,188
MFS Institutional International Equity Fund	68,232,452
Tweedy Brown Global Fund	4,023,325
John Hancock Mid-Cap Fund	78,658,227
PIMCO All Asset Fund	13,070,138
BlackRock LifePath 2020 Portfolio Instl	11,056,729
BlackRock LifePath 2030 Portfolio Instl	23,870,098
BlackRock LifePath 2040 Portfolio Instl	54,646,616
BlackRock LifePath 2050 Portfolio Instl	50,359,725
Black Rock LifePath Ret Portfolio Instl	5,390,528
Common stock — CHRW common stock (1)	63,284,666
Self-directed account	35,748,862
Participant loans (1) (interest rates range from 3.25% to 8.25% and maturity dates range from 2015 to 2024)	16,613,247
TOTAL	$714,400,698

_______________________
(1) Known party-in-interest.
(2) Fund is at fair value

See accompanying Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBINSON COMPANIES RETIREMENT PLAN

By:	C.H. ROBINSON WORLDWIDE, INC. the Principal Sponsor

	By:	/s/ Troy A. Renner
Troy A. Renner
Treasurer
Date: June 29, 2015